[redacted]

04014776

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/2003 MM/DD/YY AND ENDING 10/31/2004 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 CHILI AVENUE
(No. and Street)

Rochester (City) NY (State) 14624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. CARDAMONE 585 235 3607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATTEO, THOMAS
(Name – *if individual, state last, first, middle name*)

23 JACKSON ST. (Address) BATAVIA (City) NY (State) 14021 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C. DEC 27 [illegible]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Raymond J. Zollo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Funds Associates Inc, as of 10/31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

BETTE LU CARDAMONE
Notary Public, State of New York
Monroe County
Commission expires Dec. 31, 2006

Bette Lu Cardamone

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ ~~(m) A copy of the SIPC Supplemental Report.~~
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL FUNDS ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the years ending October 31, 2004 and 2003

With Audit Report of Certified Public Accountants

MUTUAL FUNDS ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended October 31, 2004 and October 31, 2003.
(See Accountant's Opinion)

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

MATTEO & MULLEN
Certified Public Accountants

23 Jackson Street
Post Office Box 923
Batavia, NY 14021

(585)344-1778
FAX 344-0444

Tax Planning& Preparation
Financial Statements
Computer Services

Mr. Raymond Zollo, President
Mutual Funds Associates, Inc.
1701 Chili Avenue
Rochester, NY 14624

Dear Mr. Zollo:

We have audited the accompanying balance sheets of Mutual Funds Associates, Inc. as of October 31, 2004 and 2003, and the related statements of income, retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Pursuant to Sec Rule 17a-5, based upon our review of your accounting system and procedures for safeguarding securities, We believe that no material weakness in your internal accounting controls were disclosed during our examination.

In our opinion, 2004 and 2003 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Matteo & Mullen

December 15, 2004

MUTUAL FUNDS ASSOCIATES, INC.
BALANCE SHEETS
October 31, 2004 and October 31, 2003.
(See Accountant's Opinion)

ASSETS	10/31/04	10/31/03
Cash	$217,576	$194,339
Commissions receivable	14,836	21,736
Prepaid insurance	873	2,824
Risk Mgmt. Receivables	175	230
Prepaid Rent	1,000	0
Total Current Assets	234,460	219,129
Total Assets	234,460	219,129

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	2,830	5,431
Commissions payable	16,975	18,672
Accrued corporate taxes	15,673	9,494
Total Current Liabilities	35,478	33,597
Stockholder's equity:		
200 shares, no-par value authorized		
15 shares issued and outstanding	6,000	6,000
Retained earnings	192,982	179,532
Total stockholder's equity	198,982	185,532
Total liabilities and stockholder's equity	234,460	219,129

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended October 31, 2004 and October 31, 2003.
(See Accountant's Opinion)

	10/31/04		10/31/03	
Income:				
Commissions	192,432	32.6%	209,869	42.7%
Annuities	258,254	43.8%	147,274	30.0%
Risk Management	119,369	20.2%	99,070	20.2%
Dividends/Interest	10,099	1.7%	11,606	2.4%
Gain/(Loss) on investment	9,234	1.6%	21,614	4.4%
Rent income	630	0.1%	1,545	0.3%
Total income	590,018	100.0%	490,978	100.0%
Expenses:				
Commissions	352,728	59.8%	397,646	81.0%
Management fees	54,500	9.2%	63,920	13.0%
Dues and sub(net of reimbursement)	726	0.1%	(1,394)	-0.3%
Rent - office	22,000	3.7%	25,000	5.1%
Rent - equipment	12,000	2.0%	12,000	2.4%
Genl operating costs(net of reimb)	510	0.1%	559	0.1%
Investment materials	165	0.0%	0	0.0%
Office supplies and postage	3,263	0.6%	3,627	0.7%
Insurance	2,923	0.5%	2,423	0.5%
Telephone	983	0.2%	564	0.1%
Legal and accounting	2,900	0.5%	2,800	0.6%
Penalties	0	0.0%	0	0.0%
Total expenses	452,698	76.7%	507,146	103.3%
Net income(loss) before taxes	137,320	23.3%	(16,168)	-3.3%
Provision for income taxes:				
Current Tax Expense	6,869	1.2%	345	0.5%
Total	6,869	1.2%	345	0.5%
NET INCOME (LOSS)	130,451	22.1%	(16,513)	0.5%
Retained earnings beginning of period	179,532		196,045	
Dividends Paid	(117,000)		0	
Retained earnings end of period	192,982		179,532	

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended October 31, 2004 and October 31, 2003
(See Accountant's Opinion)

Year end 10/31/04	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$179,532	$185,532
Net Income(Loss) for the year	0	130,451	$130,451
Dividends Paid		(117,000)	($117,000)
Balance, end of year	$6,000	$192,982	$198,982

Year end 10/31/03	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$196,045	$202,045
Net Income(Loss) for the year	0	(16,513)	($16,513)
Balance, end of year	$6,000	$179,532	$185,532

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASHFLOWS
For the years ended October 31, 2004 and October 31, 2003
(See Accountant's Opinion)

CASH FLOWS FROM OPERATING ACTIVITIES	10/31/04	10/31/03
Net Income	$130,451	($16,513)
Change in assets and liabilities:		
(Increase) Decrease in:		
Commissions receivable	6,900	33,000
Prepaid expenses	951	(2,383)
Accrued Management Fees	55	703
Increase (Decrease) in:		
Accounts payable	(2,601)	(845)
Commissions payable	(1,697)	(77,430)
Accrued corporate taxes	6,179	(308)
Prior period / misc adjustment	(1)	(26)
Total Adjustments	9,786	(47,289)
NET INCREASE IN CASH AND CASH EQUIVALENTS	140,237	(63,802)
DIVIDENDS PAID	(117,000)	0
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	194,339	258,141
CASH AND EQUIVALENTS AT END OF PERIOD	217,576	194,339

There were no investing or financing activities during the fiscal years ended October 31, 2004 and 2003

Supplemental disclosure of cash flow information:

Cash paid during the year for:	10/31/04	10/31/03
Income taxes	385	345

Disclosure of acocunting policy:
For purposes of the statement of cash flows the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
Years ended October 31, 2004 and October 31, 2003
(See Accountant's Opinion)

Note A – Summary of accounting policies

The following is a summary of significant accounting policies which have been consistently applied by the Corporation in the preparation of the financial statements for the years ended October 31, 2004 and 2003.

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed soley by those funds. Mutual Funds Associates is strictly a representative. Mutual Funds Associates, Inc. client base is mostly from the Western New York area.

Accounting methods:
Mutual Funds Associates, Inc. is a Subchapter C corporation using the accrual method of accounting.

Note B – Related party transaction:

For the fiscal years ended October 31, 2004 and 2003 the Corporation paid its sole shareholder

	10/31/04	10/31/03
Commissions	0	155,801
Rent – office and equipment	34,000	37,000
	34,000	192,801

For the fiscal years ended October 31, 2004 and 2003 the Corporation paid its affiliate, Accuvest Planning, Inc.

	10/31/04	10/31/03
Management fees	54,500	63,920

Note C – Net capital requirements:

The company, as a registered broker and dealer in securities, is subject to the Securities and Echange Commission's Uniform Net Capital Rule which requires a ratio of aggregate indebtedness to net capital. The ratio is a follows:

	10/31/04	10/31/03
Adjusted net capital	155,163	155,163
Aggregate indebtedness	35,478	0
Aggregate indebtedness to net capital ratio	22.86%	0.00%

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
SUPPORTING SCHEDULES FROM PART 11A FORM X-17A-5
Years ended October 31, 2004 and October 31, 2003
(See Accountant's Opinion)

COMPUTATION OF ADJUSTED NET CAPITAL

	10/31/04	10/31/03
Total ownership equity	$198,982	$185,532
Adjustments required per computation on Form X-17A-5, Part IIA, Page 3		
15% reduction for funds in money markets	29,055	27,315
Non-allowable assets	2,048	3,054
Adjusted net capital, line 10	$167,879	$155,163

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required: (6 2/3% of total liabilities) 10/31/04(6 2/3% x 35,475) 10/31/03(6 2/3% X 33597)	$2,366	$2,238
Minimum dollar net capital requirement	$5,000	$5,000
Excess of net capital, line 10, over larger minimum net capital requirement	$162,879	$150,163
Excess net capital of 100%	$164,332	$164,332
Net capital - per member	$167,879	$155,163
Net capital - per independent auditor	$167,879	$155,163

After reviewing the members net capital calculation, no material differences existed between the members calculation and our calculation.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.